Exhibit 21.1
Penguin Solutions, Inc.
Subsidiaries of the Registrant

Name *	State or Other Jurisdiction of Incorporation or Organization
Penguin Solutions (Cayman), Inc.	Cayman Islands
Saleen Intermediate Holdings, Inc.	Cayman Islands
SMART Worldwide Holdings, Inc.	Cayman Islands
SMART Modular Technologies (Global), Inc.	Cayman Islands
SMART Modular Technologies (DH), Inc.	Cayman Islands
Penguin Solutions (SMART Modular), Inc. (CI)	Cayman Islands
Penguin Solutions Corporation	California
SMART Modular Technologies (DE), Inc.	Delaware
Penguin Computing, Inc.	California
Penguin Solutions (PENG) Ireland Limited	Ireland

* The subsidiaries of the Registrant do not do business under any name other than as listed above.